Exhibit 99.1

ZIOPHARM REPORTS SECOND QUARTER FINANCIAL RESULTS
AND UPDATES CLINICAL PROGRAMS

NEW YORK, NY – July 30, 2010 - ZIOPHARM Oncology, Inc. (Nasdaq: ZIOP), a biopharmaceutical cancer company addressing unmet medical needs, today reported its financial results for the three months ended June 30, 2010 and provided an update on the Company’s continued progress with its clinical programs.

For the second quarter of 2010, the Company’s cash used in operations was $4.3 million, an increase of $2.1 million from $2.2 million for the same period for 2009. The spending increase is attributable to the deployment of additional resources leading up to the July 2010 initiation of the Company’s Phase III trial of palifosfamide in metastatic soft tissue sarcoma.  The Company ended the June 2010 quarter with cash of approximately $73.7 million.  The Company expects its existing cash resources to support operations into mid-2012.

The Company reported net loss from operations for the second quarter of 2010 of $5.1 million, or $(0.12) per basic share, compared to a net loss from operations of $2.2 million, or $(0.10) per share in the second quarter of 2009. In the second quarter of 2010, the Company recognized a non-cash gain of $14.1 million attributable to the change in liability-classified warrants arising primarily from a decrease in the Company’s stock price during the period, resulting in total net income for the second quarter of 2010 of $9.0 million or $0.21 per basic share ($0.19 per diluted share), compared with a net loss for the second quarter of 2009 of $2.4 million, or $(0.11) per share. The non-cash warrant income relates to fair value accounting which requires liability-classified warrants to be marked-to-market under U.S. generally accepted accounting principles.

During the second quarter of 2010, research and development expenses increased by $1.7 million and general and administrative expenses increased by $1.2 million over the second quarter of 2009. The increases are attributable to preliminary work related to the palifosfamide Phase III pivotal trial as well as to new clinical studies not yet initiated.

Clinical Programs Update

ZIOPHARM recently announced the initiation of its pivotal Phase III trial for palifosfamide (ZymafosTM or ZIO-201) in patients with front-line metastatic soft tissue sarcoma. The study, called PICASSO 3, will enroll approximately 424 patients in up to 150 centers in North America, Europe, South America, Australia, Israel and Korea. The Company expects to initiate a Phase I trial of palifosfamide in a second indication, small cell lung cancer, with Lawrence Einhorn, M.D., Lance Armstrong Professor of Oncology at the Indiana University Simon Cancer Center, in the fourth quarter of 2010.  This will be followed by a randomized Phase II study.

ZIOPHARM will also study palifosfamide in oral form in a Phase I trial that it expects to initiate in the fourth quarter of 2010.

With regard to darinaparsin (ZinaparTM or ZIO-101), the Company re-initiated enrollment in a Phase I trial of its oral formulation during the quarter and expects to initiate a Phase I trial of IV darinaparsin used in combination  with “CHOP,” a therapeutic regimen commonly used in the treatment of lymphomas.  The CHOP study is intended to establish safety and tolerability of the combination for subsequent use in a pivotal randomized trial for the front-line treatment of peripheral T-cell lymphoma.

With regard to indibulin (ZybulinTM or ZIO-301), the Company continues to enroll patients in a Phase I/II study in metastatic breast cancer which is being conducted at Memorial Sloan-Kettering Cancer Center.  The study employs a novel, mathematically-determined administration schedule for indibulin that was developed by Larry Norton, M.D. Deputy Physician-in-Chief for Breast Cancer Programs at Memorial Sloan-Kettering and Medical Director of the Evelyn H. Lauder Breast Center.

About ZIOPHARM Oncology, Inc.:
ZIOPHARM Oncology is a biopharmaceutical company engaged in the development and commercialization of a diverse portfolio of cancer drugs. The Company is currently focused on three clinical programs.

Palifosfamide (ZymafosTM or ZIO-201) references a novel composition (tris formulation) that comprises the functional active metabolite of ifosfamide, a standard of care for treating sarcoma, lymphoma, testicular, and other cancers. Palifosfamide delivers only the cancer fighting component of ifosfamide. It is expected to overcome the resistance seen with ifosfamide and cyclophosphamide, two of the most commonly used DNA-alkylating drugs used to treat cancers. Palifosfamide does not have the toxic metabolites of ifosfamide that cause the debilitating side effects of “fuzzy brain” (encephalopathy) and severe bladder inflammation. ZIOPHARM is currently enrolling patients in a randomized, double-blinded, placebo-controlled  Phase III trial of intravenous palifosfamide used in the treatment of metastatic soft tissue sarcoma in the front-line setting.

Darinaparsin (ZinaparTM or ZIO-101) is a novel mitochondrial-targeted agent (organic arsenic) being developed for the treatment of various hematologic and solid cancers. Preclinical and clinical studies to date have demonstrated that darinaparsin is considerably less toxic than inorganic arsenic, particularly with regard to cardiac toxicity. The Company has reported favorable results from a Phase II trial with IV-administered darinaparsin in lymphoma, particularly peripheral T-cell lymphoma (“PTCL”), which would serve as the basis for ongoing clinical study in PTCL following a Phase I trial in combination with “CHOP,” a treatment regimen commonly used in the treatment of lymphomas. A Phase I trial with the oral form is expected to establish maximum tolerated dose.

Indibulin (ZybulinTM or ZIO-301) is a novel, oral tubulin binding agent that targets both mitosis and cancer cell migration. In addition, indibulin is expected to have several potential benefits, including oral dosing, application in multi-drug resistant tumors, no neuropathy and minimal overall toxicity. In multiple Phase I trials in cancer patients, oral indibulin has been administered both as a single agent and in combination with favorable activity and a promising safety profile that does not include the neurotoxicity seen with all of the other classes of tubulin binding agents. The Company has initiated a Phase I study in breast cancer patients with the Breast Cancer Medicine Service at Memorial Sloan-Kettering Cancer Center using a novel dosing regimen established by Dr. Larry Norton.

ZIOPHARM’s operations are located in Boston, MA with an executive office in New York City. Further information about ZIOPHARM may be found at www.ziopharm.com.

ZIOP-E

Forward-Looking Safe Harbor Statement:
This press release contains forward-looking statements for ZIOPHARM Oncology, Inc. that involve risks and uncertainties that could cause the Company's actual results to differ materially from the anticipated results and expectations expressed in these forward-looking statements. These statements are based on current expectations, forecasts and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Among other things, there can be no assurance that any of the Company's development efforts relating to its product candidates will be successful, or such product candidates will be successfully commercialized. Other risks that affect forward-looking information contained in this press release include the possibility of being unable to obtain regulatory approval of the Company's product candidates, the risk that the results of clinical trials may not support the Company's claims, the risk that pre-clinical or clinical trials will proceed on schedules that are consistent with the Company’s current expectations or at all, risks related to the Company's ability to protect its intellectual property and its reliance on third parties to develop its product candidates, risks related to the sufficiency of existing capital reserves to fund continued operations for a particular amount of time and uncertainties regarding the Company’s ability to obtain additional financing to support its operations thereafter, as well as other risks regarding the Company that are discussed under the heading “Risk Factors” in the Company’s filings with the United States Securities and Exchange Commission. Forward-looking statements can be identified by the use of words such as "may," "will," "intend," " should," "could," "can," "would," "expect," "believe," "estimate," " predict," "potential," "plan," "is designed to," "target" and similar expressions. The Company assumes no obligation to update these forward-looking statements, except as required by law.

ZIOPHARM Oncology, Inc.
Condensed Statements of Operations
(in thousands except share and per share data)

	Three Months Ended
	June 30,
	(unaudited)
	2010	2009

Research contract revenue	$-	$-

Operating expenses:
Research and development, including
costs of research contracts	2,222	501
General and administrative	2,894	1,692
Total operating expenses	5,116	2,193

Loss from operations	(5,116)	(2,193)

Other income, net	13	2
Change in fair value of warrants	14,142	(208)
Net income (loss)	$9,039	$(2,399)

Net income (loss) per share - basic	$0.21	$(0.11)
Net income (loss) per share - diluted	$0.19	$(0.11)

Weighted average common shares outstanding used
to compute net income (loss) per share - basic	42,364,791	21,307,297
Weighted average common shares outstanding used
to compute net income (loss) per share - diluted	48,822,686	21,307,297

ZIOPHARM Oncology, Inc.
Balance Sheet Data
(in thousands)

	June 30,	December 31,
	2010	2009
	(unaudited)	(unaudited)

Cash and cash equivalents	73,662	48,839
Working capital	71,636	46,098
Total assets	74,456	49,736
Total stockholders' equity	54,718	28,104

Contacts:

Tyler Cook
ZIOPHARM Oncology, Inc.
617-259-1982
tcook@ziopharm.com

Media:
David Pitts
Argot Partners
212-600-1902
david@argotpartners.com